UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Information Required Pursuant To
Rule 14f-1 Under The Securities Exchange Act Of 1934

October 21, 2004
(Date of Report)

Great Expectations and Associates, Inc.
(Exact name of registrant as specified in its charter)

Colorado	000-28489	84-1521955
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4105 East Florida Ave., Suite 100, Denver, CO 80246
(Address of principal executive offices)

(303) 756-8583
(Registrant’s telephone number, including area code)

This Information Statement is being mailed to holders of record of shares of common stock, no par value per share (the “GXPT Common Stock”), of Great Expectations and Associates, Inc., a Colorado corporation (“GXPT”), as of October 20, 2004, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF GXPT’S STOCKHOLDERS.

Background

GXPT has recently entered into an agreement relating to a transaction which will ultimately result in the replacement of the majority of the Board of Directors of GXPT. The following is a brief summary of this transaction.

Effective as of August 25, 2004, GXPT entered into a Share Exchange and Reorganization Agreement (the “Exchange Agreement”) with Advaxis, Inc., a Delaware corporation (“Advaxis”), and the stockholders thereof (the “Advaxis Stockholders”), which sets forth the terms and conditions of the business combination (the “Transaction”) of GXPT and Advaxis through the exchange by the Advaxis Stockholders of their interests in Advaxis for shares of GXPT Common Stock. As a result of the Transaction, Advaxis will become a wholly-owned subsidiary of GXPT. The closing of the Transaction (the “Closing”) is anticipated to take place during November, 2004, following the satisfaction or waiver of each of the closing conditions set forth in the Exchange Agreement.

Pursuant to the Exchange Agreement, (A) the holders of interests in Advaxis shall receive an aggregate of (i) 15,597,723 shares of GXPT Common Stock, (ii) warrants to purchase 584,885 shares of GXPT Common Stock, and (iii) options to purchase 2,381,585 shares of GXPT Common Stock, and (B) the financial advisors to Advaxis shall receive an aggregate of 752,600 shares of GXPT Common Stock. Giving effect to such issuances, the holders of interests in Advaxis, together with its financial advisors, shall hold in aggregate 96.25% of the outstanding GXPT Common Stock on a fully-diluted basis immediately following the Closing.

It is currently anticipated, and the Exchange Agreement provides, that the board of directors of GXPT, currently consisting of Frederick W. Mahlke and Daniel A. Unrein, Jr., shall resign, effective at the Closing, at which time J. Todd Derbin, Dr. James Patton, Roni A. Appel, Dr. Thomas McKearn, Dr. Steven Roth and Scott Flamm, the directors designated by Advaxis will each be appointed to and will comprise the entire Board of Directors of GXPT (collectively, the “Designated Directors”). In addition, the Exchange Agreement provides that all officers of GXPT shall resign and be replaced by individuals designated by the Designated Directors effective at the Closing.

Upon the Closing of the Transaction, GXPT shall simultaneously, have an initial closing of a private placement offering (the “Offering”), by GXPT to certain accredited investors equity securities of GXPT (the “Securities”) in the aggregate minimum purchase amount of 60 Units at $25,000 per Unit for an aggregate minimum purchase price of $1,500,000 and the aggregate maximum purchase amount of 280 Units at $25,000 per Unit for an aggregate maximum purchase price of $7,000,0001.
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1	The Company may, in its sole discretion, increase the Offering to 400 Units at an aggregate gross sales price of $10,000,000.

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Voting Securities And Principal Holders Thereof

On the date hereof, there are 150,520,0002  shares of GXPT Common Stock issued and outstanding. As of the date hereof, (i) no shares of GXPT Common Stock were reserved for issuance pursuant to option grants and (ii) no shares of GXPT Common Stock were reserved for issuance pursuant to other securities exercisable for, or convertible into or exchangeable for, shares of GXPT Common Stock. Each holder of GXPT Common Stock is entitled to cast one vote, in person or by proxy, for each share of GXPT Common Stock held by such holder. The GXPT Common Stock is the only capital stock of GXPT outstanding as of the date hereof.

The following table sets forth certain information with respect to persons known by the management of GXPT to own beneficially more than five (5%) percent of the GXPT Common Stock as of the date hereof as well as the current officers and directors of GXPT (based on 150,520,000 shares of GXPT Common Stock outstanding as of the date hereof).

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Class Beneficially Owned
Miles Wynn	139,340,000	9.26%
Frederick Mahlke *	500,000	0.3%
Daniel A. Unrein, Jr.*	500,000	0.3%
All Directors and Officers as a Group	1,000,000	0.6%
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* Director and Officer

It is anticipated that immediately after the Closing of the Transaction but prior to the initial closing of the Offering, there will be 17,102,9233 shares of GXPT Common Stock issued and outstanding. Upon the Closing, (i) 2,381,525 shares of GXPT Common Stock will be reserved for issuance pursuant to option grants and (ii) 584,885 shares of GXPT Common Stock will be reserved for issuance pursuant to other securities exercisable for, or convertible into or exchangeable for, shares of GXPT Common Stock.

The following table sets forth the number of shares of GXPT Common Stock owned by persons known by the management of GXPT to own beneficially more than five (5%) percent of the GXPT Common Stock as well as the officers and directors of GXPT based on 17,102,9233 shares of GXPT Common Stock outstanding immediately after the Closing of the Transaction but before the initial closing of the Offering:
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2	The current holders of GXPT Common Stock have entered into a Surrender and Cancellation Agreement, pursuant to which each existing stockholder will contribute 199 of every 200 shares of GXPT Common Stock owned of record to GXPT for cancellation effective at the closing of the Exchange Agreement.

3	This amount reflects the surrender and cancellation of 199 of every 200 shares owned of record by the existing stockholders of GXPT.

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Name and Address of Beneficial Owner	Shares of GXPT Common Stock Beneficially Owned	Percentage of Class Beneficially Owned
J. Todd Derbin(1)(2)	1,245,816(3)	6.2%
Roni Appel(1)(2)	2,596,382(4)	12.9%
Scott Flamm(1)	2,695,624(5)	13.4%
Dr. Steve Roth(1)	82,763(6)	0.4%
Dr. James Patton(1)	2,765,760(7)	13.8%
Dr. Thomas McKearn(1)	193,778(8)	1.0%
The Trustees of the University of Pennsylvania	6,339,282	31.6%
All Directors and Officers as a Group	9,580,123	47.7%
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(1) Director
(2) Officer
(3) Reflects 1,172,767 options to purchase shares of GXPT Common Stock and 73,049 warrants to purchase shares of GXPT Common Stock
(4) Reflects 14,449 warrants to purchase shares of GXPT Common Stock, 2,463,584 shares of GXPT Common Stock and 128,349 options and warrants to purchase shares of GXPT Common Stock beneficially owned by Carmel Ventures, of which Mr. Appel is a controlling person.
(5) Reflects shares and warrants owned by Mr. Flamm and shares and warrants beneficially owned by Flamm Family Partners LP of which Mr. Flamm is a partner.
(6) Reflects options to purchase shares of GXPT Common Stock.
(7) Reflects 56,349 options to purchase shares of GXPT Common Stock, 36,551 warrants to purchase shares of GXPT Common Stock and 2,672,860 shares of GXPT Common Stock.
(8) Reflects options to purchase shares of GXPT Common Stock.
(9) Reflects 169,048 options to purchase shares of GXPT Common Stock and 704,365 shares of GXPT Common Stock.

Change In Control

Pursuant to the terms and conditions of the Exchange Agreement, upon the Closing, the Advaxis Stockholders will exchange their interest therein for shares of GXPT Common Stock, as a result of which Advaxis will become a wholly-owned subsidiary of GXPT. Pursuant to the Exchange Agreement, (A) the holders of interests in Advaxis shall receive an aggregate of (i) 15,597,723 shares of GXPT Common Stock, (ii) warrants to purchase 584,885 shares of GXPT Common Stock, and (iii) options to purchase 2,381,585 shares of GXPT Common Stock and (B) the financial advisors to Advaxis shall receive an aggregate of 752,600 shares of GXPT Common Stock, which shall represent approximately 96.25% of the issued and outstanding shares of GXPT Common Stock on a fully-diluted basis immediately following the Closing.

Due to the issuance of the shares of GXPT Common Stock and the change in the officers and directors of GXPT, which will occur at the Closing, a change in control of GXPT will occur.

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Directors And Executive Officers And Nominees For Directors

Prior to the Closing

The following table sets forth certain information with respect to the directors and executive officers of GXPT as of the date hereof:

Name	Age	Position

Frederick W. Mahlke	60	President/Treasurer/Director

Daniel A. Unrein, Jr.	43	Vice President/Secretary/Director

The following is a brief description of the business background of the executive officers and directors of GXPT as of the date hereof:

Frederick W. Mahlke. Mr. Malhke has served as a Director of GXPT since July 1987. Since August 13, 2004, Mr. Malhke has also served as the President and Treasurer of GXPT. From November 1979 to present, Mr. Mahlke has been President of Cumberland Sales and Management of Denver, Colorado, a commercial and residential management company. For the past ten years, Mr. Mahlke has also worked as a Colorado court-appointed receiver on over forty properties and has also been appointed receiver for two California properties.

Daniel A. Unrein, Jr.   Mr. Unrein has served as Vice President, Secretary and Director of GXPT since August 13, 2004. Mr. Unrein served as the Secretary and Treasurer of GXPT from June 1987 to September 1999. From 1993 to the present, Mr. Unrein has been a ramp attendant at the United Airlines Denver hub.

Executive Officers and Director Nominees Commencing at the Closing

No officers, directors of employees of GXPT will continue as such following the Closing of the Transaction. Following the Closing of the Transaction, the Advaxis executive officers, directors and director nominees shall be the executive officers, directors and director nominees of the Company as listed below. The following are the existing Advaxis executive officers, directors and director-nominees and their respective ages and positions as of the date herof:

Name	Age	Position
J. Todd Derbin(1)	51	President, Chief Executive Officer and Director
Dr. James Patton(2)	46	Chairman of the Board of Directors
Roni A. Appel(1)	37	Chief Financial Officer, Secretary and Director
Dr. Thomas McKearn(3)	55	Director
Dr. Steven Roth	62	Director
Scott Flamm(2) (3)	49	Director
_____________
(1) Member Nominee of the Nominating and Corporate Governance Committee.
(2) Member Nominee of the Audit Committee.
(3) Member Nominee of the Compensation Committee.

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J. Todd Derbin. Mr. Derbin has served as Advaxis’ President, Chief Executive Officer, and a director since November 2002. From 1996 until June, 2001, Mr. Derbin was the founder and Chairman of the Board of Directors, President, and Chief Executive Officer of Micrus Corporation, a market leader in the design and development of highly differentiated and proprietary interventional neuroradiology devices and delivery systems. From 1992 until 1996, he served as Director of Corporate Business Development, Commercial Director - Cardiovascular and Director of Strategic Planning, Mergers & Acquisitions with Biocompatibles International, plc, a UK biotechnology/biomedical company. Prior to this, M r. Derbin served as Chief Executive Officer of Syncare Corporation, developers of synthetic wound care products and drug delivery systems. His 20 year tenure in life sciences includes senior management, strategic and operational positions with CollaTec, Inc., a subsidiary of Marion Merrell Dow, and American Medical Products Corporation’s domestic and international divisions. He began his career at Procter & Gamble and American Hospital Supply Corporation (Baxter) where he held marketing positions. Mr. Derbin is an alumnus of Wilkes College and the Wharton School of the University of Pennsylvania.

Dr. James Patton. Dr. Patton has served as Chairman of Advaxis’ Board of Directors since February 2002 and as Advaxis’ Chief Executive Officer from February 2002 to November 2002. Additionally, since February 1999, Dr. Patton has served as the President of Comprehensive Oncology Care, LLC, which owns and operates a cancer treatment facility in Exton, Pennsylvania and as Vice President of Millennium Oncology Management, Inc., which provides technical services for oncology care to four sites. From February 1999 to September 2003, Dr. Patton served as a consultant to LibertyView Equity Partners SBIC, LP, a venture capital fund based in Jersey City, New Jersey (“LibertyView”). From July 2000 to December 2002, Dr. Patton served as a director of Pinpoint Data Corp. From February 2000 to November 2000, Dr. Patton served as a director of Healthware Solutions. From June 2000 to June 2003, Dr. Patton served as a director of LifeStar Response. He earned his B.S. from the University of Michigan, his Medical Doctorate from Medical College of Pennsylvania, and his M.B.A. from the University of Pennsylvania’s Wharton School. Dr. Patton was also a Robert Wood Johnson Foundation Clinical Scholar. He has published papers regarding scientific research in human genetics, diagnostic test performance and medical economic analysis.

Roni A. Appel. Mr. Appel has served as Advaxis’ Secretary and Chief Financial Officer since inception. Since January 1999, Mr. Appel has been a partner and managing director in LV Equity Partners (f/k/a LibertyView Equity Partners). From 1998 until 1999, he was a founder and the director of business development at Americana Financial Services, Inc. From 1994 to 1998, he was an attorney and completed his MBA at Columbia University.

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Dr. Thomas McKearn. Dr. McKearn has served as an Advaxis director since July 2002. He has over 20 years’ experience in the translation of biotechnology science into innovative products designed to address unmet medical needs in oncology. First as one of the founders of Cytogen Corporation, then as an Executive Director of Strategic Science and Medicine at Bristol-Myers Squibb and now as the VP. Medical Affairs at GPC-Biotech, McKearn has always worked at bringing the most innovative scientific findings into the clinic and through the FDA regulatory process for the ultimate benefit of patients who need better ways to cope with their afflictions. Prior to entering the then-nascent biotechnology industry in 1981, McKearn did his medical, graduate and post-graduate training at the University of Chicago and served on the faculty of the Medical School at the University of Pennsylvania (“Penn”).

Dr. Steven Roth. Dr. Roth has served as an Advaxis director since November 2002. He is a co-founder of Neose Technologies, a publicly traded biotechnology company, since 1990, and has served as its chief executive and board chairman since 1994. Between 1980 and 1992 he was a professor of biology at Penn and was appointed department chairman in 1982, serving in that role until 1987. At Penn, Dr. Roth helped form its Plant Science Institute. Between 1992 and 1994 he was the chief scientific officer and VP, R&D, of Neose Technologies. From 1970 through 1980, Dr. Roth was assistant and associate professor of biology at The Johns Hopkins University. His scholarly interests centered on the roles of complex carbohydrates in embryonic morphogenesis and in malignancy, topics on which he authored or co-authored nearly 100 articles and one book. He has received several research awards and prizes, and is an inventor on 18 patents and six patent applications. Dr. Roth received an A.B. degree from Johns Hopkins in 1964, a Ph.D. from Case Western Reserve University in 1968, and did postdoctoral work in carbohydrate chemistry at Hopkins from 1968-1970. Currently, Dr. Roth is a member of the board of directors of the Philadelphia Greenhouse Corporation, a member of the board of overseers of the School of Arts and Sciences of Penn, a member of the board of visitors of the School of Arts and Sciences of Case Western Reserve University, a member of the scientific advisory boards of Quaker BioVentures and Birchmere Ventures, a member of the editorial board of The Quarterly Review of Biology, and chairman of the board of directors, Neose Technologies.

Scott Flamm. Mr. Flamm is one of Advaxis’ founders and has served as an Advaxis director since its inception. Since June 1998, Mr. Flamm has been the president and general partner of LV Equity Partners (f/k/a Liberty View Equity Partners). Among his prior positions are Senior Managing Director of Trilon Dominion Partners, a $100 million venture fund, and Executive Vice President of Charterhouse Environment Capital Group, a subsidiary of the private equity investment firm Charterhouse Group International. From 1988 until January 1993, he was Executive Vice President, Chief Operating Officer and a Director of Catalyst Energy, a $2 billion independent power producer. He received his masters in public health from Yale University.

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Board of Directors Committees and Meetings

Currently, the Board of Directors has no separate audit, nominating and corporate governance or compensation committees and acts as such as an entire board. Promptly following the Closing, GXPT intends to form an audit committee, a nominating and corporate governance committee and a compensation committee. It is anticipated that Messers. Patton and Flamm will be members of the audit committee, Messers. McKearn and Flamm will be the members of the nominating and corporate governance committee and Messers. Derbin and Appel will be the members of the compensation committee.

During the year ended December 31, 2003, the board of directors of GXPT held 4 meetings and took action by written consent on 4 occasions. During the period from January 1, 2004 through the date of this Information Statement, the board of directors of GXPT held 3 meetings and took action by written consent on 3 occasions.

Executive Compensation Of Current Management

As of the date hereof, GXPT was not a party to any employment contracts, or termination of employment or change-in-control arrangements.

GXPT did not compensate any of its officers or directors for the year ended December 31, 2003, nor does GXPT currently pay directors any compensation as a director.

No executive officer of GXPT as of the Closing will be a party to an employment agreement with GXPT.

The aggregate compensation paid by Advaxis to its directors and executive officers, including stock based compensation, for the year ended December 31, 2003 was approximately $210,000. This amount does not include any amount set aside or accrued to provide pension, severance, retirement, or similar benefits or expenses, nor does it include business travel, relocation, professional and business association dues and expenses reimbursed to officers and directors and other benefits commonly reimbursed or paid by similarly situated companies. None of Advaxis’ directors has so far received any compensation for his services as a director other than stock options and reimbursement of expenses.

Advaxis is party to an employment agreement with J. Todd Derbin, dated October 24, 2002, pursuant to which Mr. Derbin is employed as the Chief Executive Officer of Advaxis and will become the Chief Executive Officer of GXPT upon the Closing of the Transaction. The current term of the agreement expires January 1, 2005 but will be automatically renewed for additional one-year periods until either party gives the other party written notice of its intent not to renew at least 30 days prior to the end of the term. Mr. Derbin has been receiving an annual base salary of $150,000; provided, that on the closing of the Offering, if GXPT sells 120 Units, Mr. Derbin’s annual base salary shall be adjusted to $225,000 and provided, further, that if GXPT sells more than 120 Units, Mr. Derbin’s annual base salary shall be adjusted to $250,000. Mr. Derbin will be entitled to participate in GXPT’s bonus program which will be dependent upon the achievement of certain milestones. Additionally Advaxis granted Mr. Derbin 1,172,767 options to purchase shares of common stock of Advaxis subject to a 4 year vesting period, 25% vest at the first anniversary of the effective date and 75% vest in 36 equal installments at the end of each calendar month. Upon the Closing of Transaction, such options shall become options to purchase shares of GXPT Common Stock.

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Advaxis has entered into an employment agreement with Christian Peters, dated August 5, 2003 pursuant to which Mr. Peters will be employed as a vice president of research and development of GXPT. Under this agreement, employment will commence upon the Closing. The original term of the agreement is for 12 months. Mr. Peters will receive an annual base salary of $150,000 and will be entitled to participate in GXPT’s bonus program which will be dependent upon achievement of certain milestones. Additionally, upon the Closing he will be entitled to a grant of options to purchase 228,919 shares of GXPT Common Stock and vesting over a four-year period.

Certain Relationships And Related Transactions

Neither GXPT’s Board of Directors nor members of its management nor Advaxis’s board of directors or management following the Closing will receive any benefits arising from their ownership of GXPT Common Stock as a result of the exchange that was not equally extended to all of the stockholders of GXPT and Advaxis, and no Advaxis stockholders will have had any ownership interest in GXPT prior to the Closing.

Compliance With Section 16 Of The Securities Exchange Act Of 1934

Pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, GXPT’s directors and executive officers and beneficial owners of more than 10% of the GXPT Common Stock are required to file certain reports, within specified time periods, indicating their holdings of and transactions in the GXPT Common Stock. Based solely on a review of such reports provided to GXPT and written representations from such persons regarding the necessity to file reports or report transactions in a timely manner during GXPT’s fiscal year ended 2003 and for the first nine months ended September 30, 2004, none of GXPT’s officers, directors and 10% shareholders have complied with all Section 16(a) filing requirements applicable to such individuals.

Legal Proceedings

No current officer, director, affiliate or person known to GXPT to be the record or beneficial owners of in excess of 5% of the GXPT Common Stock, or any person known to be an associate of any of the foregoing, is a party adverse to GXPT or has a material interest in any material pending legal proceeding.

No current officer, director, affiliate or person known to Advaxis to be the record beneficial owner of in excess of 5% beneficial ownership of Advaxis, or any person known to be an associate of any of the foregoing, is a party adverse to Advaxis or has a material interest in any material pending legal proceeding.

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